Exhibit 2.6

1ST AMENDMENT AND WAIVER TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT AND WAIVER TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of the 1st day of March 2005 is entered into by and among MC24, LLC, a Delaware limited liability company (“the “Purchaser”), Merisel, Inc,. a Delaware corporation (the “Acquiror Parent”), and Comp 24, LLC, a Delaware limited liability company (the “Seller”) and the direct and indirect members of the Seller set forth on the signature pages attached hereto (each a “Shareholder” and collectively, the “Shareholders”) Capitalized terms used but not defined in this Amendment have the meaning given such terms in the Agreement (defined below).

BACKGROUND

The Purchaser, Acquiror Parent, Seller and Shareholders have entered into an Asset Purchase Agreement dated December 24, 2004 (the “Agreement”). The parties to the Agreement now desire to amend the Agreement as set forth in this Amendment. In consideration of the mutual covenants and agreements set forth below, the parties to the Agreement agree as follows:

1. The definition of “Holdback Amount” in Article 1 of the Agreement is hereby amended in its entirety as follows:

““Holdback Amount” shall mean $1,633,424 under this Agreement.”

2. Section 2.5(c) is hereby amended in its entirety as follows:

“Purchaser shall deposit the Holdback Amount in escrow pursuant to an escrow agreement in form and substance reasonably satisfactory to Purchaser and Seller (the “Escrow Agreement”) and providing for the release of $539,030 upon completion of the purchase price adjustment provided in Section 2.6 and $1,094,394 upon the earlier of May 15, 2006 and the completion of the 2005 fiscal year audit of the Purchaser, subject to holdback for claims pursuant to Sections 2.6 and 9.2 of this Agreement. The Holdback Amount and any amounts placed in escrow under Section 9.4 are a non-exclusive source of payment for claims hereunder.”

3. The first sentence in Section 2.6(a) of the Agreement is hereby amended in its entirety as follows:

“The amount of the “Estimated Cash Purchase Price” shall be Ten Million Eight Hundred Eighty Nine Thousand Four Hundred Ninety Three Dollars ($10,889,493) as adjusted pursuant to this Section 2.6.

4. Section 2.6(e) of the Agreement is hereby deleted in its entirety.

5. The following sentences are hereby added to Section 7.13 of the Agreement:

“The guarantee obligations of Acquiror Parent under this Section 7.13 are irrevocable, unconditional and absolute and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement or any other act or event that might otherwise operate as a legal or equitable discharge of the Acquiror Parent as a guarantor under this Section

7.13. The Acquiror Parent hereby waives all special suretyship defenses and protest, notice of protest, demand for performance, diligence, notice of any other action at any time taken or omitted by the Seller and, generally, all demands and notices of every kind in connection with this Section 7.13 and which the Acquiror Parent may otherwise assert against the Seller.”

6. Section 9.2 of the Agreement is hereby amended by adding the following sentence as a new last sentence of that section:

“Notwithstanding the foregoing, in the event of a breach of a Noncompetition Agreement by any Shareholder, any recovery of damages shall be limited to that breaching Shareholder or, with respect to a claim against the Holdback Amount or the offset rights under Section 9.4, that breaching Shareholder’s pro rata allocable share of such amounts (which shall be equal to his proportional percentage equity interest in Seller as of the Closing, as set forth on Schedule 4.2)

7. Section 9.4 of the Agreement is hereby amended as follows in its entirety:

“Subject to the last sentence of Section 9.2, If any Purchaser Indemnitee has any claim for a Loss against any Seller or any Shareholder hereunder or under any Related Document (other than an Employment Agreement), whether for indemnification, breach of agreement or otherwise, Purchaser may withhold from any payment due hereunder, including under Sections 2.6, or 2.7, until a final, non-appealable determination of such pending claim (a “Final Order”), the total amount of the claim made in good faith less any Holdback Amount in escrow that is not subject to a notice of claim or loss . Any amounts withheld hereunder shall be placed in escrow, either pursuant to the Escrow Agreement or another mutually acceptable escrow arrangement, and after such Final Order, such Purchaser Indemnitee may claim the determined amount from the escrow. Any amounts not subject to such escrow or which is not payable to Purchaser Indemnitee pursuant to a Final Order shall be paid forthwith to Sellers as and when due.”

8. Notwithstanding any provision of the Agreement to the contrary, the parties agree as follows with respect to employee matters:

(a) All Assumed Benefit Plans and their associated insurance policies and administrative services agreements shall be assumed by Acquiror Parent and not the Purchaser. The definition of Assumed Benefit Plan is amended to exclude the Comp 24, LLC Premium Only Plan, as it cannot be transferred and to include the Comp 24 Health Insurance Plan (other than the Blue Cross HMO coverage for California employees) and the Comp 24 Dental Insurance Plan (other than the CIGNA basic dental coverage for California employees).

(b) All Transferred Employees shall be employed at Closing by Merisel Americas, Inc., and not the Purchaser.

9. Seller agrees that after the Closing if any amounts are deposited in the Seller’s bank accounts that are for Purchased Assets or proceeds in respect of Purchased Assets, other than amounts payable to Seller pursuant to this Agreement, those amounts will be transferred immediately to an account of Purchaser, as it may designate from time to time. Purchaser and Seller agree that Seller’s bank accounts are “Excluded Assets” under the Agreement.

10. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in Section 6.2(d) with respect to the failure to obtain consents to equipment lease assignments only. The parties agree that the Agreement shall not cause a transfer of any equipment lease for which consent is required but not obtained at closing. After the Closing, the parties shall continue to work to obtain such consents and the costs of obtaining consents, whether before or after Closing, shall be shared as provided in Section 7.2 of the Purchase Agreement.

11. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in Section 6.2(e)(vii) with respect to Seller’s failure to obtain estoppel certificates and nondisturbance agreements with respect to the Chicago lease in form and substance reasonably satisfactory to Purchaser. Notwithstanding this waiver, the parties to the Agreement agree that any Losses incurred by Purchaser with respect to breaches or defaults under the Chicago Lease arising prior to the Closing Date shall be treated as Excluded Liabilities.

12. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in the second sentence of Section 6.2(j) with respect to the failure to terminate the UCC filings for equipment lease agreements that were terminated prior to the Closing.. Notwithstanding this waiver, the parties to the Agreement agree that any Losses incurred by Purchaser with respect to such recorded Liens shall be treated as Excluded Liabilities and Purchaser shall be indemnified by Seller and the Shareholders with respect thereto in accordance with Article 9 of the Purchase Agreement.

13. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in the first sentence of Section 6.2(n).

14. Schedules 1.1(c) and 4.2 to the Agreement are each hereby amended in their entirety in the form attached to this Amendment. Exhibit D to the Agreement is hereby amended in its entirety in the form attached hereto. Pursuant to Section 2.9 of the Agreement, the preliminary Exhibit G is attached to this Amendment.

15. The parties agree that the physical inventory conducted over the weekend of February 12, 2005, as updated in a roll forward to the Closing Date shall satisfy the requirements of Section 2.6(c). The parties further agree that the Closing Date will be February     , 2005.

16. The parties agree that the remediation required by Section 6.2(q) may not be completed prior to Closing and that such remediation will be completed after the Closing in accordance with Section 6.2(q) and the Sellers will continue to be liable for the cost of such remediation in accordance with the provisions of Section 6.2(q) of the Purchase Agreement.

17. Except as affected by this Amendment, the Agreement is unchanged and continues in full force and effect. All references to the Agreement shall refer to the Agreement as amended by this Amendment. This Amendment shall be binding upon and inure to the benefit of each of the undersigned and their respective successors and permitted assigns.

18. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

19. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of New York (without giving effect to any choice or conflict of law provision).

IN WITNESS WHEREOF, the parties have executed this Amendment and Waiver of Asset Purchase Agreement as of the date first above written.

SELLER:	COMP 24, LLC, a Delaware limited liability company

By:
Name:
Title:

SHAREHOLDERS:	RG ACQUISITION, LLC, a New York limited liability company

By:
Name:
Title:

WASSERMAN INVESTMENT LIMITED PARTNERSHIP

By:
	Name:	Kenneth Wasserman
Title:

MORAY LLC, a Delaware limited liability company

By:
	Name:	Michael Spielman
Title:

Kenneth Wasserman, in his individual capacity

Michael Spielman, in his individual capacity

Robert Murphy

Noah Rosenberg

Signature Page to Comp 24 LLC Amendment to Asset Purchase Agreement

PURCHASER:	MC24, LLC, a Delaware limited liability company

By:
Donald R. Uzzi
Manager

ACQUIROR PARENT	MERISEL, INC, a Delaware corporation for purposes of Section 7.13 only

By:
Donald R. Uzzi
President & CEO

Signature Page to Comp 24 LLC Amendment to Asset Purchase Agreement

Comp 24

Exhibit D

Method for Calculating EBITDA

EBITDA for any period shall mean the income from operations, plus the expenses included in such income for depreciation or amortization, and less Income from interest (if included in income from operations), subject to the limitations contained in clauses (i) and (ii) in the definition of EBITDA in the Purchase Agreement.

EBITDA after the Closing will not include the salaries and benefits of the CEO, CFO, and VP of Mergers & Acquisitions of Merisel, Inc., Merisel Americas, Inc. or the Purchaser.